UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)*


                            Tikcro Technologies, Ltd.
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                                (Name of Issuer)

                  Ordinary Shares, NIS $.10 par value per share
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                         (Title of Class of Securities)

                                    M8789G100
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                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                               100 Mill Plain Road
                           Danbury, Connecticut 06811

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 14, 2007
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             (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. M8789G100             SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     Not Applicable
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              1,156,124
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            1,156,124
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,156,124
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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

CUSIP No. M8789G100             SCHEDULE 13D

Item 1.  Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Ordinary Shares NIS $.10 par value ("Ordinary Shares") of Tikcro Technologies, Ltd. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 126 Yigal Allon Street, Tel Aviv 67443, Israel.


Item 2.  Identity and Background.

     (a) This Amendment No. 10 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 100 Mill Plain Road Danbury, Connecticut 06811. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan F/B/O Steven and Kimberly Bronson (the "Plan") and the Catalyst Financial LLC Profit Sharing Plan Cash Balance Plan F/B/O Steven and Kimberly Bronson (the "CBP Plan") which both maintain their offices at 100 Mill Plain Road, Danbury, Connecticut 06811.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.


Item 4.  Purpose of Transaction.

     On August 14, 2007, Mr. Bronson delivered a letter (the "Letter") to the Board of Directors of the Issuer setting forth his concerns relating to a recent decision by management to reject a business opportunity for the Issuer. Specifically, Mr. Bronson requested that the Board seek to revitalize the business opportunity. In the alternative Mr. Bronson requested, among other things, that the Board engage an investment banking firm to attempt to create value for the shareholders, adopt a stock repurchase plan and terminate the Issuer's shareholder rights plan. The above is only a summary of the contents of the Letter and readers are referred to the Letter, a copy of which is attached as an Exhibit to this Schedule 13D.

     Mr. Bronson acquired the shares of the Issuer for investment purposes.
Mr. Bronson may, for his own account or the Plan: (i) increase or decrease his beneficial ownership of Ordinary Shares or other securities of the Issuer, (ii) sell all or part of his shares of Ordinary Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Ordinary Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

     Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

(a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,156,124 shares of the Issuer's Ordinary Shares, representing approximately 14.6% of the total shares of Ordinary Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 1,056,452 Ordinary Shares held jointly by Mr. Bronson and his spouse and (2) 99,672 Ordinary Shares held by the Plan CBP.

     (c) The following transactions were effected by Mr. Bronson in the last 60 days:

                                                         Number of
                             Buy/                     Ordinary Shares    Price
Entity          Trade Date   Sell    Security            Purchased     Per share
--------------------------------------------------------------------------------
The Plan        7/10/07      Sell    Ordinary Shares      99,672         $1.07
The CBP Plan    7/10/07      Buy     Ordinary Shares      99,672         $1.07


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None


Item 7.  Material to be Filed as Exhibits.

     None


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2007

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         Exhibit


                                        Steven N. Bronson
                                     c/o Catalyst Financial
                                       100 Mill Plain Road
                                   Danbury, Connecticut 06811
                                         (203) 791-3944




                                                                 August 14, 2007


The Board of Directors
Tikcro Technologies, Ltd.
126 Yigal Allon Street
Tel Aviv 67443, Israel
VIA FAX 972 3 696 5678

Gentlemen and Madam:

         I am writing this letter to express my sincere concerns regarding the recent decision by management of Tikcro Technologies, Ltd. (Tikcro) to reject the business opportunity I introduced to Tikcro which involved both a significant capital infusion into Tikcro, as well as the leadership of a well respected and successful entrepreneur (the Transaction). I believe that the Transaction was in the best interests of the shareholders and that management erred in declining the Transaction. Accordingly, I respectfully request that the Board of Directors of Tikcro (the Board) review the Transaction and then use its best efforts to consummate the Transaction.

         In the event the Board determines not to proceed or is unable to complete the Transaction, then in the alternative I request that the Board direct management to retain an investment banking firm to pursue an acquisition strategy for Tikcro based on specific investment criteria. Tikcro's investment criteria for an acquisition candidate should include, among other things: (1) a proven track record with demonstrated earning power; (2) annual sales between $10 million and $50 million; (3) a proven management team with solid customer accounts; and (4) earnings that translate into a rate of return of at least 15% on Tikcro's investment. I note that I have previously urged management of Tikro to engage an investment banker to create value for all Tikcro shareholders. In response, management advised me that if other pending opportunities did not come to fruition by the end of the 1st quarter of 2007, they would engage an investment banker for Tikcro. Management has not taken action on any opportunity for Tikcro, and management has not engaged an investment banker to assist Tikcro.

The Board of Directors
Tikcro Technologies, Ltd.
Page two


         I also ask that the Board adopt a stock repurchase program, whereby Tikcro uses up to 20% of its assets to repurchase its shares in open market transactions whenever Tikcro's shares are trading at prices below net tangible book value. In this regard I note that Tikcro's stock historically and currently trades at a discount to net tangible book value and that any such repurchases by Tikcro will be accretive to shareholder value. The Board should also remove Tikcro's shareholder rights plan because the rights plan does not benefit the shareholders of Tikcro and only serves to entrench management.

         Finally, the Board should not grant any additional compensation to management, unless such compensation is tied to established financial goals for Tikcro (i.e. such as specific levels of revenues and earnings created by management). I submit that based on the limited operations of Tikcro and managements' ownership of more than 26% of Tikcro, management should not receive a finder's fee, for merely consummating a merger, acquisition or other business combination transaction.

         As the single largest shareholder and a seasoned investment professional, I respectfully request the Board to exercise their fiduciary responsibility and review management's decision to reject down the Transaction with a view toward increasing shareholder value. The purpose of this letter is to have the Board review and revitalize the Transaction for the benefit of the shareholders. In the event the Transaction cannot be revitalized then in the alternative, I request that the Board take the actions discussed above, which I believe are in the best interests of all of the shareholders. In that regard I await a favorable response from the Board.

         Please contact the undersigned at (203) 791-3944 to discuss the above.

                                                               Best regards,



                                                               Steven N. Bronson


Recipients:       Izhak Tamir
                  Eric Paneth
                  Irit Gal
                  Yiftach Atir